UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Regis Corporation
(Name of Issuer)

Common Stock, par value $0.05 per share
(Title of Class of Securities)

758932107
(CUSIP Number)

Barry L. Bloom 655 Madison Avenue New York, NY 10065-8068 (212) 521-2930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	758932107

1	NAMES OF REPORTING PERSONS
Walnut BRC, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Page 2 of 6 Pages

SCHEDULE 13D

CUSIP No.	758932107

1	NAMES OF REPORTING PERSONS
New Walnut GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Page 3 of 6 Pages

Amendment No. 1 of the Reporting Persons to Schedule 13D

This Amendment No. 1 amends and supplements the Amended Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 14, 2021, by Walnut BRC, L.P. and New Walnut GP LLC (collectively, the “Reporting Persons”) jointly with other reporting persons.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the disclosure previously reported in such Schedule 13D, as amended.

Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in such previously filed Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

Item 2 of Schedule 13D is amended and restated, as to the Reporting Persons, as follows:

(a)	The persons filing this Schedule 13D are:

1.    Walnut BRC, L.P., a Delaware limited partnership (“Walnut”)

2.     New Walnut GP LLC, a Delaware limited liability company (“Walnut GP”)

(b)	The business address or address of its principal office, as applicable, of each of the Reporting Persons is 655 Madison Avenue, New York, NY 10065.

(c)
Each of the Reporting Persons is engaged in the business of investing. Walnut’s principal business is investing in securities. Walnut GP’s principal business is serving as the general partner of Walnut.

(d)-(e) During the past five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship with respect to a natural person or state of organization with respect to an entity, as applicable, of the Reporting Persons is as follows:

1.     Walnut – Delaware

2.     Walnut GP – Delaware

Item 4.	Purpose of Transaction

Item 4 of Schedule 13D is hereby amended and supplemented, as to the Reporting Persons, by adding the following information:

On August 26, 2021, following the expiration of the Standstill Period under the Standstill Agreement, Walnut effected a distribution in kind to its limited partners, ratably and for no consideration, of a total of 5,033,581 shares of common stock (“Common Stock”) of Regis Corporation (the “Issuer”). Following this distribution, neither Walnut nor Walnut GP has beneficial ownership of any Common Stock or of any other securities of the Issuer.

Page 4 of 6 Pages

Item 5.	Interest in Securities of the Issuer

Item 5 of Schedule 13D is hereby amended and restated, as to the Reporting Persons, as follows:

(a)-(b) The information in Item 4 is incorporated herein by reference.

(c)	The information in Item 4 is incorporated herein by reference. Other than as described in Item 4, there have been no transactions in the Common Stock by the Reporting Persons during the past 60 days.

(d)	Not applicable.

(e)	Each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock on August 26, 2021.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information in Item 4 is incorporated herein by reference.

The Standstill Agreement is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement

Exhibit 99.1
Standstill Agreement, dated June 11, 2021, by and among Birch Run Capital Advisors, LP, Springhill Investments LLC and New Walnut GP LLC (incorporated by reference to Exhibit 99.1 to Schedule 13D (Amendment No. 6) filed by the Reporting Persons jointly with other reporting persons on June 14, 2021)

Page 5 of 6 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 27, 2021

Walnut BRC, L.P.

	By:	/s/ Barry L. Bloom
Name:	Barry L. Bloom
Title:	Manager of New Walnut GP LLC,
the General Partner

New Walnut GP LLC

By:	/s/ Barry L. Bloom
Name:	Barry L. Bloom
Title:	Manager

Page 6 of 6 Pages